May 31, 2024 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549

Re:	Crexendo, Inc. Acceleration Request for Registration Statement on Form S-3/A Filed May 21, 2024 File No. 333-279175

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Crexendo, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 5, 2024, at 4:01 pm Eastern Time, or as soon thereafter as is practicable, unless we or our outside counsel, Squire Patton Boggs (US) LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Matthew M. Holman of Squire Patton Boggs (US) LLP at (602) 528-4083.

Very truly yours,

CREXENDO, INC.

By:	/s/ Jeffrey G. Korn
Name:	Jeffrey G. Korn
Title:	Chief Executive Officer

cc: Matthew M. Holman, Squire Patton Boggs (US) LLP